Exhibit 99.1 Corporate Communications

CNH Industrial Announces Senior Leadership Changes

London, December 5, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that Linda Knoll, Chief Human Resources Officer (CHRO), and Alessandro Nasi, President, Specialty Vehicles, will step down from their positions early in the new year. Knoll and Nasi are the two longest-serving members of the Company’s Group Executive Council (GEC), the operational decision-making body which is responsible for reviewing the operating performance of the Company’s global business activities.

Ms. Knoll will leave in late January 2019 to focus solely on her role in Fiat Chrysler Automobiles N.V. (FCA). She has concurrently served as CHRO in both companies since 2011.

In a distinguished career spanning nearly 25 years with CNH Industrial, Ms. Knoll has served in a number of wide-ranging senior leadership roles.

“Linda has been a highly valued business partner, guiding her CNH Industrial colleagues through numerous changes over the years. She has been an instrumental leader and mentor to many,” said Hubertus Mühlhäuser, Chief Executive Officer, CNH Industrial. “I thank both Linda and Alessandro for their many contributions to the Group during their long tenures and for their valuable support and guidance as I have onboarded into the Company in recent weeks.”

Mr. Nasi will step down in late Q1 2019 from his position as President of Specialty Vehicles, a role he has held since 2013. He has also served as Secretary and Coordinator of the GEC since 2009. The Board anticipates recommending to the Company’s shareholders that Mr. Nasi be appointed to the Board at the 2019 AGM.

Alessandro Nasi joined CNH Industrial from Fiat Powertrain Technologies in 2008 as Senior Vice President of Business Development and has since held a number of positions of increasing responsibility, including Senior Vice President of Network Development and Chief Business Development Officer.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

“Linda remains near to us while she dedicates herself to FCA and we look forward to Alessandro joining the CNH Industrial Board. His long tenure in Fiat Group companies, coupled with his early career background in firms such as PricewaterhouseCoopers, Merrill Lynch and JP Morgan, uniquely position him to provide us with extensive insight and guidance,” added Suzanne Heywood, Chairperson, CNH Industrial.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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